Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

May 19, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc.(Stock Code :RDY)

NSE IFSC Ltd.

Dear Sir/Madam,

Sub: Outcome of Board Meeting held on May 19, 2022

In furtherance to our letter dated March 29, 2022, we would like to inform you that the Board of Directors of the Company at their meeting held on May 19, 2022, has, inter alia, transacted the following businesses:

Financial Results

A.	Approved the Audited Financial Results of the Company for the quarter and year ended March 31, 2022.

In terms of the above, we are enclosing herewith the following:

1.	Audited Consolidated Financial Results of the Company and its subsidiaries for the quarter and year ended March 31, 2022 as per International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

2.	Press Release on Financial Results of the Company for the above period.

3.	Audited Consolidated Financial Results of the Company and its subsidiaries for the quarter and year ended March 31, 2022 as per Indian Accounting Standards.

4.	Audited Standalone Financial Results of the Company for the quarter and year ended March 31, 2022 as per Indian Accounting Standards.

Pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Audit Report of the Statutory Auditors on the financial results as mentioned at serial nos. 3 & 4 are also enclosed.

We would like to confirm that the Statutory Auditors of the Company, have issued Audit Reports with 'Unmodified Opinion' on the Audited Financial Statements of the Company (Standalone and Consolidated) for the year ended March 31, 2022.

Dividend

B.	Recommended a final dividend of Rs.30/- (600%) per equity share of Rs. 5/- each for the financial year 2021-22. The dividend will be paid on or after five days from the date of declaration of the final dividend by the shareholders at the 38th Annual General Meeting (AGM).

The Board Meeting commenced at 10.15 AM and concluded at 12.28 PM.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

Dr.Reddy's

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Audited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2022 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

Sl. No.	Particulars	Quarter ended			Year ended	
		31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	**Revenues**	**54,368**	**53,197**	**47,284**	**214,391**	**189,722**
2	Cost of revenues	25,625	24,585	21,909	100,551	86,645
3	**Gross profit (1 - 2)**	**28,743**	**28,612**	**25,375**	**113,840**	**103,077**
4	Selling, general and administrative expenses	15,674	15,411	14,370	62,081	54,650
5	Research and development expenses	4,326	4,159	4,094	17,482	16,541
6	Impairment of non-current assets	7,515	47	1,835	7,562	8,588
7	Other income, net	(291)	(240)	(587)	(2,761)	(982)
	Total operating expenses	**27,224**	**19,377**	**19,712**	**84,364**	**78,797**
8	**Results from operating activities [(3) - (4 + 5 + 6 + 7)]**	**1,519**	**9,235**	**5,663**	**29,476**	**24,280**
	Finance income	1,175	504	615	3,077	2,623
	Finance expense	(316)	(215)	(297)	(958)	(970)
9	**Finance income, net**	**859**	**289**	**318**	**2,119**	**1,653**
10	Share of profit of equity accounted investees, net of tax	105	185	179	703	480
11	**Profit before tax (8 + 9 + 10)**	**2,483**	**9,709**	**6,160**	**32,298**	**26,413**
12	Tax expense/(benefit), net	1,608	2,644	2,536	8,730	9,175
13	**Profit for the period/year (11 -12)**	**875**	**7,065**	**3,624**	**23,568**	**17,238**
14	**Earnings per share:**					
	Basic earnings per share of Rs.5/- each	5.28	42.58	21.86	142.08	103.94
	Diluted earnings per share of Rs.5/- each	5.26	42.48	21.80	141.69	103.65
		(Not annualised)	*(Not annualised)*	*(Not annualised)*		

Dr. Reddy's Laboratories Ltd. ★ Hyderabad ★

Dr.Reddy's

Segment information

All amounts in Indian Rupees millions

Sl. No.	Particulars	Quarter ended			Year ended	
		31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:					
1	**Segment revenue:**					
	a) Pharmaceutical Services and Active Ingredients	9,256	8,887	9,796	36,995	38,887
	b) Global Generics	46,118	44,508	38,737	179,170	154,404
	c) Proprietary Products	191	129	243	1,611	523
	d) Others	502	1,289	389	2,870	2,813
	Total	**56,067**	**54,813**	**49,165**	**220,646**	**196,627**
	Less: Inter-segment revenues	1,699	1,616	1,881	6,255	6,905
	Net revenues	**54,368**	**53,197**	**47,284**	**214,391**	**189,722**
2	**Segment results:**					
	Gross profit from each segment					
	a) Pharmaceutical Services and Active Ingredients	1,387	1,638	2,513	6,821	9,426
	b) Global Generics	26,830	25,731	22,446	103,270	91,111
	c) Proprietary Products	184	129	238	1,590	482
	d) Others	342	1,114	178	2,159	2,058
	Total	**28,743**	**28,612**	**25,375**	**113,840**	**103,077**
	Less: Selling and other un-allocable expenditure, net of other income	26,260	18,903	19,215	81,542	76,664
	Total profit before tax	**2,483**	**9,709**	**6,160**	**32,298**	**26,413**

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1 The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2 Revenues for the quarter and year ended 31 March 2022 includes:
a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company's anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;
b) Rs. 390 million towards the sale of two of the Company's Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited.
The aforesaid transactions pertain to Company's Global Generics Segment.

3 During the quarter and year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company's Global Generics and Proprietary Products segments. The changes include, decrease in the market potential of products, increased competition leading to lower volumes, and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 7,562 million on various non-current assets. The said impairment loss includes:
a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) in-process research and development asset;
b) Rs. 3,051 million pertaining to Shreveport Cash Generating Unit ("CGU") comprising of Property, plant and equipment and Goodwill;
c) Rs. 174 million relating to other intangible assets.

4 On 3 February 2022, the Company entered into an agreement with Nimbus Health GmbH to acquire 100% of its share capital along with the existing employees for an upfront payment of Rs. 421 million (EUR 5 million) plus performance and milestone-based earn-outs over the next four years. As at 31 March 2022 the Company, on a provisional basis, recognised Rs. 161 million and Rs. 260 million towards the fair value of assets acquired and goodwill, respectively. The acquisition pertains to the Company's Global Generic segment.

5 Included in "Selling, general and administrative expenses" for the quarter ended 31 March 2022, an amount of Rs. 983 million representing the probable outflow with respect to an ongoing Civil Investigative Demand ("CID") matter with the State of Texas.

6 During the quarter and year ended 31 March 2022, pursuant to a change in the U.S. Income tax regulations relating to the timing of recognition of certain sales based accruals, the Company recognised current tax liability of Rs. 4,602 million with a corresponding increase in the deferred tax asset.

7 On 5 April 2022 the Company received approval from the Honorable National Company Law Tribunal, Hyderabad Bench ("NCLT") for the merger of Dr. Reddy's Holding Limited into Dr. Reddy's Laboratories Limited. Subsequently, the Company has filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 ('Effective Date').

8 In September 2021, the Company completed the sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. An amount of Rs. 1,084 million is included under the head "Revenues". This pertains to the Company's Proprietary Products segment.

9 Included in "Other income, net" for the quarter ended 30 September 2021, is Rs. 1,064 million representing the profit on sale of intangible asset, E7777 (anti-cancer agent) to Citius Pharmaceuticals, Inc. This transaction pertains to the Company's Proprietary Products segment.

10 On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,382 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. The Company was carrying Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation. As this constitutes an adjusting subsequent event, the consolidated financial results for the quarter and year ended 31 March 2021 were adjusted to reflect the impact of this event by recognizing the balance amount of Rs. 1,911 million (U.S.$ 26.25 million) in the financial results. Of the total amount, Rs. 1,820 million (U.S.$ 25 million) was recognised under heading "Impairment of non-current assets" and the balance Rs. 91 million (U.S.$ 1.25 million) was recognised under the heading "Selling, general and administrative expenses". The said expense forms part of the Company's Proprietary Products segment.

Dr. Reddy's Laboratories Ltd. ★ Hyderabad ★

Dr.Reddy's

11 During the year ended 31 March 2021, there were significant changes to the market conditions for certain of the products forming part of Company's Global Generics and Proprietary Products segments. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:
- Rs. 3,291 million relating to Xeglyze®;
- Rs. 3,180 million relating to ethinyl estradiol / ethenogestral vaginal ring (a generic equivalent to NuvaRing®);
- Rs. 1,587 million relating to saxagliptin and metformin (generic version of Kombiglyze-XR) and phentermine and topiramate (generic version of Qsymia®);
- Rs. 484 million relating to other intangible assets.

Further, an amount of Rs. 46 million has been recognised as impairment of property, plant and equipment.

12 **Consolidated statements of financial position**

All amounts in Indian Rupees millions

Particulars	As at 31.03.2022 (Audited)	As at 31.03.2021 (Audited)
ASSETS		
Current assets		
Cash and cash equivalents	14,852	14,829
Other investments	29,513	19,744
Trade and other receivables	66,764	49,641
Inventories	50,884	45,412
Derivative financial instruments	1,906	1,218
Tax assets	3,285	2,745
Other current assets	13,902	14,509
Total current assets before assets held for sale	**181,106**	**148,098**
Assets held for sale	-	151
Total current assets	**181,106**	**148,249**
Non-current assets		
Property, plant and equipment	62,169	57,111
Goodwill	4,418	4,568
Other intangible assets	27,246	35,648
Trade and other receivables	54	118
Investment in equity accounted investees	4,318	3,375
Other investments	3,668	4,958
Deferred tax assets	12,781	10,630
Other non-current assets	894	834
Total non-current assets	**115,548**	**117,242**
Total assets	**296,654**	**265,491**
LIABILITIES AND EQUITY		
Current liabilities		
Trade and other payables	25,572	23,744
Short-term borrowings	27,082	23,136
Long-term borrowings, current portion	1,017	864
Provisions	4,258	3,435
Tax liabilities	5,442	1,389
Derivative financial instruments	479	326
Bank overdraft	-	9
Other current liabilities	33,992	30,488
Total current liabilities	**97,842**	**83,391**
Non-current liabilities		
Long-term borrowings	5,746	6,299
Deferred tax liabilities	60	338
Provisions	57	58
Other non-current liabilities	2,422	2,343
Total non-current liabilities	**8,285**	**9,038**
Total liabilities	**106,127**	**92,429**
Equity		
Share capital	832	832
Treasury shares	(1,601)	(1,967)
Share premium	9,280	8,887
Share based payment reserve	1,628	1,461
Capital redemption reserve	173	173
Debenture redemption reserve	304	-
Special economic zone re-investment reserve	755	1,326
Retained earnings	175,712	156,023
Other components of equity	3,444	6,327
Total equity	**190,527**	**173,062**
Total liabilities and equity	**296,654**	**265,491**

Dr. Reddy's Laboratories Ltd. ★ Hyderabad ★ Dr. Reddy's

Dr.Reddy's

13 **Consolidated statements of cash flows**

All amounts in Indian Rupees millions

Particulars	Year ended 31.03.2022 (Audited)	Year ended 31.03.2021 (Audited)
Cash flows from/(used in) operating activities :		
Profit for the period	23,568	17,238
Adjustments for:		
Tax expense/(benefit), net	8,730	9,175
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(277)	(557)
Depreciation and amortization	11,824	12,796
Impairment of non-current assets	7,562	8,588
Allowance for credit losses (on trade receivables and other advances)	55	230
(Gain)/loss on sale or de-recognition of non-current assets, net	(1,119)	42
Share of profit of equity accounted investees	(703)	(480)
Foreign exchange (gain)/loss, net	(766)	1,856
Interest (income)/expense, net	(7)	144
Equity settled share-based payment expense	592	584
Dividend income	-	-*
Changes in operating assets and liabilities:		
Trade and other receivables	(17,012)	2,081
Inventories	(5,328)	(9,881)
Trade and other payables	4,412	2,861
Other assets and other liabilities, net	4,014	(3,258)
Cash generated from operations	**35,545**	**41,419**
Income tax paid, net	(7,437)	(5,716)
Net cash generated from operating activities	**28,108**	**35,703**
Cash flows from/(used in) investing activities :		
Expenditures on property, plant and equipment	(14,660)	(9,741)
Proceeds from sale of property, plant and equipment	370	85
Expenditures on other intangible assets	(4,389)	(2,820)
Proceeds from sale of other intangible assets	2,946	-
Payment for acquisition of business, net of cash acquired[(1)]	(326)	(15,514)
Purchase of other investments	(88,972)	(75,418)
Proceeds from sale of other investments	77,771	79,528
Interest and dividend received	873	1,220
Net cash used in investing activities	**(26,387)**	**(22,660)**
Cash flows from/(used in) financing activities :		
Proceeds from issuance of equity shares (including treasury shares)	334	269
Purchase of treasury shares	-	(1,193)
Proceeds from short-term borrowings, net	3,520	6,791
Proceeds from long-term borrowings	-	3,800
Repayment of long-term borrowings	-	(3,743)
Payment of principal portion of lease liabilities	(785)	(754)
Dividend paid	(4,146)	(4,147)
Interest paid	(1,345)	(1,321)
Net cash used in financing activities	**(2,422)**	**(298)**
Net (decrease)/increase in cash and cash equivalents	**(701)**	**12,745**
Effect of exchange rate changes on cash and cash equivalents	733	113
Cash and cash equivalents at the beginning of the period[(2)]	14,820	1,962
Cash and cash equivalents at the end of the period[(3)]	**14,852**	**14,820**

**Rounded off to million.*

***FVTPL (fair value through profit or loss)*

[(1)] Cash and cash equivalents acquired under business combination Rs.11 million and Rs. Nil for the periods ended 31 March 2022 and 31 March 2021, respectively.

[(2)] Adjusted for bank-overdraft of Rs. 9 million and Rs. 91 million for the periods ended 31 March 2022 and 31 March 2021, respectively.

[(3)] Adjusted for bank-overdraft of Rs. Nil and Rs. 9 million for the periods ended 31 March 2022 and 31 March 2021, respectively.

14 Tax expense for the year ended 31 March 2021 includes the following:
- Rs. 1,012 million of benefit, in the quarter ended 30 September 2020, on account of recognition of deferred tax asset consequent to a planned restructuring activity between the Group companies; and
- Rs. 627 million of expense, in the quarter ended 31 March 2021, on account of de-recognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

15 The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company's Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company shared the report with respect to one country with the SEC/DOJ during the quarter ended 30 September 2021, and certain other countries in the quarter ended 31 March 2022, and subsequent to the year end. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

(MSL)

Dr. Reddy's Laboratories Ltd. Hyderabad

Dr.Reddy's

16 India's Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

17 The Company considered the uncertainties relating to the COVID-19 pandemic and the geopolitical situation in Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.
The Company will continue to closely monitor any material changes to future economic conditions.

18 The audited results were reviewed by the Audit Committee of the Board at their meeting held on 18 May 2022 and approved by the Board of Directors of the Company at their meeting held on 19 May 2022.

19 The Board of Directors, at their meeting held on 19 May 2022, have recommended a final dividend of Rs.30 per share subject to approval of shareholders.

20 The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

21 The results for the quarter and year ended 31 March 2022 periods presented have been audited by the Independent Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

G V Prasad
Co-Chairman & Managing Director

Place: Hyderabad
Date: 19 May 2022

Dr. Reddy's Laboratories Ltd. ★ Hyderabad ★

Press Release

Dr.Reddy's

DR. REDDY'S LABORATORIES LTD.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500034. Telangana, India.

CONTACT	
INVESTOR RELATIONS	MEDIA RELATIONS
AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy's Q4 & FY22 Financial Results

Hyderabad, India, May 19, 2022: Dr. Reddy's Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2022. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Q4 Performance Summary

Rs. 5,437 Cr
Revenue
[Up: 15% YoY; 2% QoQ]

52.9%
Gross Margin
[Q4 FY21: 53.7%; Q3 FY22: 53.8%]

Rs.1,567 Cr
SGNA expenses
[Up: 9% YoY; 2% QoQ]

Rs. 433 Cr
R&D expenses
[8.0% of Revenues]

Rs. 1,298 Cr
EBITDA
[23.9% of Revenues; Up: 15% YoY; 3% QoQ]

Rs. 248 Cr*
Profit before Tax
[Down: 60% YoY; 74% QoQ]

Rs. 88 Cr
Profit after Tax
[Down: 76% YoY; 88% QoQ]

FY22 Performance Summary

Rs. 21,439 Cr
Revenue
[Up: 13% YoY]

53.1%
Gross Margin
[FY21: 54.3%]

Rs. 6,208 Cr
SGNA expenses
[Up: 14% YoY]

Rs. 1,748 Cr
R&D expenses
[8.2% of Revenues]

Rs. 5,140 Cr
EBITDA
[24.0% of Revenues; Up: 8% YoY]

Rs. 3,230 Cr*
Profit before Tax
[Up: 22% YoY]

Rs. 2,357 Cr
Profit after Tax
[Up: 37% YoY]

** Excluding impairment of non-current assets and provision related to Texas litigation, Q4 FY 22 PBT is Rs. 1,098 cr (growth of 37%) and FY 22 PBT is Rs. 4,084 cr (growth of 17%)*

Commenting on the results, Co-Chairman & MD, G V Prasad said: "We delivered healthy growth in revenue, though the profits were impacted by impairment charges. In spite of multiple external challenges, our core businesses performed well driven by an increase in market share, some strong launches and productivity improvement. We will continue to focus on growing our core businesses, invest in future growth drivers, and work towards greater integration of Sustainability in our businesses."

Dr. Reddy's Laboratories Ltd. Hyderabad-34

All amounts in millions, except EPS

All US dollar amounts based on convenience translation rate of I USD = Rs. 75.87

Dr. Reddy's Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	Q4 FY22		Q4 FY21		YoY Gr %	Q3 FY22		QoQ Gr%
	($)	(Rs.)	($)	(Rs.)		($)	(Rs.)	
Revenues	**717**	**54,368**	**623**	**47,284**	**15**	**701**	**53,197**	**2**
Cost of Revenues	338	25,625	289	21,909	17	324	24,585	4
Gross Profit	**379**	**28,743**	**334**	**25,375**	**13**	**377**	**28,612**	**0**
Operating Expenses								
Selling, General & Administrative expenses	207	15,674	189	14,370	9	203	15,411	2
Research and Development expenses	57	4,326	54	4,094	6	55	4,159	4
Impairment of non-current assets	99	7,515	24	1,835	310	1	47	
Other operating income	(4)	(291)	(8)	(587)	(50)	(3)	(240)	21
Results from operating activities	**20**	**1,519**	**75**	**5,663**	**(73)**	**122**	**9,235**	**(84)**
Net finance income	(11)	(859)	(4)	(318)	170	(4)	(289)	197
Share of profit of equity accounted investees	(1)	(105)	(2)	(179)	(41)	(2)	(185)	(43)
Profit before income tax	**33**	**2,483**	**81**	**6,160**	**(60)**	**128**	**9,709**	**(74)**
Income tax expense	21	1,608	33	2,536	(37)	35	2,644	(39)
Profit for the period	**12**	**875**	**48**	**3,624**	**(76)**	**93**	**7,065**	**(88)**
Diluted Earnings Per Share (EPS)	**0.07**	**5.26**	**0.29**	**21.80**	**(76)**	**0.56**	**42.48**	**(88)**

As % to revenues	Q4 FY22	Q4 FY21	Q3 FY22
Gross Profit	52.9	53.7	53.8
SG&A	28.8	30.4	29.0
R&D	8.0	8.7	7.8
EBITDA	23.9	23.8	23.8
PBT	4.6	13.0	18.3
PAT	1.6	7.7	13.3

EBITDA Computation

Particulars	Q4 FY22		Q4 FY21		Q3 FY22	
	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	33	2,483	81	6,160	128	9,709
Interest (income) / expense (net)*	0	24	1	75	(1)	(72)
Depreciation	27	2,039	28	2,089	27	2,066
Amortization	12	920	14	1,080	12	910
Impairment	99	7,515	24	1,836	1	47
EBITDA	**171**	**12,980**	**148**	**11,239**	**167**	**12,659**

** Includes income from Investments*

All amounts in millions, except EPS *All US dollar amounts based on convenience translation rate of 1 USD = Rs. 75.87*

Revenue Mix by Segment

Segment	Q4 FY22 (Rs.)	Q4 FY21 (Rs.)	YoY Gr %	Q3 FY22 (Rs.)	QoQ Gr %
Global Generics	**46,118**	**38,737**	**19**	**44,508**	**4**
North America	19,971	17,491	14	18,645	7
Europe	4,444	3,956	12	4,058	10
India	9,689	8,445	15	10,266	(6)
Emerging Markets	12,013	8,845	36	11,539	4
Pharmaceutical Services and Active Ingredients (PSAI)	**7,557**	**7,915**	**(5)**	**7,271**	**4**
Proprietary Products & Others	**693**	**632**	**10**	**1,418**	**(51)**
Total	**54,368**	**47,284**	**15**	**53,197**	**2**


Q4 FY22 Sales Mix
37%
8%
18%
22%
14%
1%
North America
Europe
India
Emerging Markets
PSAI
Proprietary Products & Others


Dr. Reddy's Laboratories Ltd.
Dr.Reddy's
Hyderabad-34

All amounts in millions, except EPS *All US dollar amounts based on convenience translation rate of 1 USD = Rs. 75.87*

Dr. Reddy's Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	FY22			FY21			Gr %
	($)	(Rs.)	%	($)	(Rs.)	%	
Revenue	**2,826**	**2,14,391**	**100.0**	**2,501**	**1,89,722**	**100.0**	**13**
Cost of revenues	1,325	1,00,551	46.9	1,142	86,645	45.7	16
Gross profit	**1,500**	**1,13,840**	**53.1**	**1,359**	**1,03,077**	**54.3**	**10**
Operating Expenses							
Selling, General & Administrative expenses	818	62,081	29.0	720	54,650	28.8	14
Research and Development expenses	230	17,482	8.2	218	16,541	8.7	6
Impairment of non-current assets	100	7,562	3.5	113	8,588	4.5	(12)
Other operating income	(36)	(2,761)	(1.3)	(13)	(982)	(0.5)	181
Results from operating activities	**389**	**29,476**	**13.7**	**320**	**24,280**	**12.8**	**21**
Net finance income	(28)	(2,119)	(1.0)	(22)	(1,653)	(0.9)	28
Share of profit of equity accounted investees	(9)	(703)	(0.3)	(6)	(480)	(0.3)	46
Profit before income tax	**426**	**32,298**	**15.1**	**348**	**26,413**	**13.9**	**22**
Income tax expense	115	8,730	4.1	121	9,175	4.8	(5)
Profit for the period	**311**	**23,568**	**11.0**	**227**	**17,238**	**9.1**	**37**
Diluted EPS	**1.87**	**141.69**		**1.37**	**103.65**		**37**

EBITDA Computation

Particulars	FY22		FY21	
	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	426	32,298	348	26,413
Interest income (net)*	-4	-284	-5	-412
Depreciation	107	8,152	112	8,527
Amortization	48	3,672	56	4,269
Impairment	100	7,562	113	8,589
EBITDA	**677**	**51,400**	**625**	**47,386**

** Includes income from Investments*

Key Balance Sheet Items

Particulars	As on 31st Mar 2022		As on 31st Dec 2021		As on 31st Mar 2021	
	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	633	48,033	495	37,556	521	39,531
Trade receivables (current & non-current)	881	66,818	824	62,507	656	49,759
Inventories	671	50,884	655	49,675	599	45,412
Property, plant and equipment	819	62,169	830	62,971	753	57,111
Goodwill and Other Intangible assets	417	31,664	482	36,581	530	40,216
Loans and borrowings (current & non-current)	446	33,845	371	28,164	399	30,308
Trade payables	337	25,572	323	24,492	313	23,744
Equity	2,511	1,90,527	2,504	1,90,016	2,281	1,73,062

Dr. Reddy's Laboratories Ltd. Hyderabad-34

All amounts in millions, except EPS

Revenue Mix by Segment [year on year]

Segment	FY22			FY21			Gr
	($)	(Rs.)	%	($)	(Rs.)	%	%
Global Generics	**2,362**	**1,79,170**	**84%**	**2,035**	**1,54,404**	**81%**	**16%**
North America	987	74,915	35%	929	70,494	37%	6%
Europe	219	16,631	8%	203	15,404	8%	8%
India	553	41,957	20%	440	33,419	18%	26%
Emerging Markets	602	45,667	21%	462	35,087	18%	30%
Pharmaceutical Services and Active Ingredients (PSAI)	**405**	**30,740**	**14%**	**422**	**31,982**	**17%**	**-4%**
Proprietary Products & Others	**59**	**4,481**	**2%**	**44**	**3,336**	**2%**	**34%**
Total	**2,826**	**2,14,391**	**100%**	**2,501**	**1,89,722**	**100%**	**13%**


FY22 Sales Mix
35%
8%
20%
21%
14%
2%
North America
Europe
India
Emerging Markets
PSAI
Proprietary Products & Others

Revenue Analysis [Q4 and full year FY22]

Global Generics (GG)

- GG segment at Rs. 179.2 billion higher by 16% over FY21. This growth was driven by good performance across all our markets with strong growth in Emerging markets and India.
- Q4 revenue at Rs. 46.1 billion, YoY growth of 19% and QoQ growth of 4%. The YoY & QoQ growth was driven by growth across all our markets, however the QoQ growth was partially impacted due to a decline in revenues in India.

North America

- Revenues from North America Generics for the year at Rs. 74.9 billion, YoY growth of 6%. The growth was contributed by new launches and scale up of existing products, which was partially offset by price erosion.
- Revenues for Q4 at Rs. 20.0 billion, YoY growth of 14% and QoQ growth of 7%. The YoY and QoQ growth were primarily on account of new product launches and volume traction in some of our products, partly offset by price erosion.
- During this quarter, we launched 3 new products – Vasopressin Injection, Nicotine Lozenges Cherry Flavour (OTC) and Clobetasol Shampoo in Canada and for full year we have launched 17 products.
- During the year, we filed 7 new Abbreviated New Drug Applications (ANDAs) with the US Food and Drug Administration (USFDA). As of 31st March 2022, cumulatively 90 generic filings are pending for approval with the USFDA (87 ANDAs and 3 NDAs under 505(b)(2) route). Out of the pending 87 ANDAs, 44 are Para IVs, and we believe 24 have 'First to File' status.

Europe

- Revenues from Europe for the year at Rs. 16.6 billion. YoY growth of 8%, primarily on account of volume traction in base business and new product launches, which was partially offset by price erosion in some of our products.
- Revenues for Q4 at Rs. 4.4 billion, YoY growth of 12% and QoQ growth of 10%. YoY and QoQ growth was primarily on account of new product launches, partly offset by price erosion in the base business.

India

- Revenues from India for the year at Rs. 42 billion. Year-on-year growth of 26% was primarily attributable to an increase in both sales volume and price of our existing products, along with additional revenues from the launch of new products. The growth was also aided by covid product sales. During FY2022, we launched 20 new brands in India, including Sputnik-V vaccine for Covid-19.
- Revenues for Q4 at Rs. 9.7 billion, YoY growth of 15% and QoQ decline of 6%. YoY growth primarily driven by volume traction in the base business, favorable price variance, new product launches, and non-core brand divestments while QoQ decline was majorly due to decline in volumes of some of our products.

Dr. Reddy's Laboratories Ltd. Hyderabad-34

Emerging Markets

- Revenues from Emerging Markets for the year at Rs. 45.7 billion, growth of 30% YoY.
  - Revenues from **Russia** for the year at Rs. 20.9 billion, YoY growth of 32%. This growth was driven by improved base business performance, launch of new products during the year and divestment of a few non-core brands.
  - Revenues from other **CIS countries and Romania** for the year at Rs. 8.3 billion, YoY growth of 11%. Growth was on account of new product launches, partly offset by lower volumes.
  - Revenues from **Rest of World (RoW)** territories for the year at Rs. 16.5 billion, YoY growth of 40%. Growth primarily on account of new launches, volume traction in key products and sale of Covid products, partially impacted by adverse price variance in certain markets.
- Revenues for the quarter are Rs. 12 billion, YoY growth of 36%, QoQ growth of 4%.
  - Revenues for **Russia** for Q4 at Rs. 6.9 billion, YoY growth of 70%, QoQ growth of 45%. The increase is majorly attributable to traction in volume of base business and income from divestment of a few non-core brands. However, the QoQ growth was partly impacted by adverse forex rates.
  - Revenues from other **CIS countries and Romania** for the quarter are Rs. 2.3 billion, YoY growth of 20%, QoQ decline of 4%. YoY growth was primarily due to launch of new products and price benefits in some of our markets. The QoQ decline was on account of lower volume traction in some of our markets and adverse forex rates.
  - Revenues from **Rest of World (RoW)** territories for Q4 are Rs. 2.9 billion, YoY decline of 1% and QoQ decline of 35%. The QoQ decline is primarily due to higher base of previous quarter which includes sale of covid related products, lower volumes in some of our products and adverse price variance in some of our markets, which was offset partially by new product launches.

Pharmaceutical Services and Active Ingredients (PSAI)

- Revenues from PSAI at Rs. 30.7 billion. YoY decline of 4%. The decline was majorly on account of price erosion in some of our products.
- Revenues for Q4 at Rs. 7.6 billion, YoY decline of 5% and QoQ growth of 4%. YoY decline was primarily due to lower volumes and price erosion while the QoQ growth was driven by new product sales.
- During the year, we have filed 10 DMFs in the US, of which 3 DMFs were filed in Q4FY22.

Proprietary Products (PP) & Others

- Revenues from PP & others for the year at Rs. 4.5 billion, YoY growth of 34%. The growth is attributable to recognition of a license fee associated with the sale of our U.S. and Canada territory rights for ELYXYB® (celecoxib oral solution) 25 mg/ml, to BioDelivery Sciences International, Inc during Q2 FY22.
- Revenues for Q4 at Rs. 693 million.

Dr. Reddy's Laboratories Ltd. Hyderabad-34 Dr.Reddy's

Income Statement Highlights:

- **Gross profit** margin for the year at 53.1%, a decrease of ~120 bps over previous year. The decrease was driven by pricing pressure in the North America & Europe, lower export benefits, and an increase in the inventory provisions. This was partially offset by productivity benefits. Gross profit margin for GG and PSAI business segments are at 57.6% and 22.2% respectively.

  Gross profit margin for the Q4 at 52.9% (GG: 58.2%, PSAI: 18.4%). Gross margin declined by ~80 bps YoY and by ~90 bps QoQ. The decline was primarily due to price erosion, an increase in the inventory provisions, which was partly offset by income from divestment of non-core brands.

- **Selling, general & administrative (SG&A) expenses** for FY22 at Rs. 62.1 billion, an increase of 14% on a YoY basis. This increase was primarily due to annual increments, investments in brands and digitalization, and royalty paid on sales. SG&A expenses for Q4 at Rs. 15.7 billion, YoY increase of 9% and QoQ increase of 2%. The increase is mainly due to provision made of Rs. 1.0 billion pertaining to litigation with Texas state, US. SG&A as a % to sales for the full year remained largely in line with FY21.

- **Impairment charge** at Rs. 7.6 billion in FY22. This is majorly due to product impairment of PPC-06 (Tepilamide Fumarate Extended Release Tablets) of Rs. 4.3 billion on account of its decrease in market potential and impairment of Shreveport plant assets and Goodwill of Rs. 3.1 billion which were taken considering the triggers which occurred during the year.

- **Research & development (R&D) expenses** in FY22 at Rs. 17.5 billion. As % to Revenues – FY22: 8.2% | FY21: 8.7%. R&D expenses for Q4 at Rs. 4.3 billion, as % to revenues stood at 8.0%. Our focus continues on building a global pipeline of new products across our markets.

- **Other operating income** for the year at Rs. 2.8 billion compared to Rs. 1 billion in FY21. The increase was on account of recognition of income towards sale of our rights relating to anti-cancer agent E7777 (denileukin diftitox) to Citius Pharmaceuticals in Q2 FY22. Other operating income in Q4 is Rs. 0.3 bn.

- **Net Finance income** for the year at Rs. 2.1 billion compared to Rs. 1.7 billion in FY21. The increase is primarily on account of higher foreign exchange gain in current year as compared to FY21. Net finance income in Q4 is Rs. 0.9 billion.

- **Profit before Tax** for the year at Rs. 32.3 billion, growth of 22%. Profit before Tax for Q4 is Rs. 2.5 bn.

- **Profit after Tax** for the year at Rs. 23.6 billion and for Q4 at Rs. 0.9 billion. The effective tax rate for the year has been 27.0% as compared to 34.7% in FY21 and that for the quarter has been at 64.8% as compared to 41.2% in Q4 FY21. The ETR was higher on account of lower Profit before Tax, due to the impairment charge taken.

- **Diluted earnings per share** for the year is Rs. 141.7. Diluted earnings per share for Q4 is Rs. 5.3.

Other Highlights:

- **EBITDA** for FY22 at Rs. 51.4 billion and the EBITDA margin is 24.0%. EBITDA for Q4 FY22 is at 13.0 billion and the EBITDA margin in 23.9%.

- **Capital expenditure** for FY22 is at Rs. 14.7 billion. Capital expenditure for Q4 FY22 is at Rs. 3.7 billion.

- **Free cash-flow** for FY22 is at Rs. 11.6 billion and for Q4 it is at Rs. 4.8 billion.

- **Net cash surplus** for the company is at Rs. 15.5 billion as on March 31, 2022. Consequently, net debt to equity ratio is (0.08).

- The Board has recommended payment of a **dividend** of Rs. 30/- per equity share of face value Rs. 5/- each (600% of face value) for the year ended March 31, 2022 subject to approval of members.

Dr. Reddy's Laboratories Ltd. Hyderabad-34

Earnings Call Details (05:30 pm IST, 08:00 am EDT, May 19, 2022)

The management of the Company will host an earnings call to discuss the Company's financial performance and answer any questions from the participants.

Conference Joining Information

Option 1: Express Join with DiamondPass™

Pre-register with the below link and join without waiting for the operator.
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Option 2: Join through below Dial-In Numbers	
Universal Access Number:	**+91 22 6280 1219** **+91 22 7115 8120**
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No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

Play Back: The play back will be available after the earnings call, till May 25th, 2022. For play back dial in phone No: +91 22 7194 5757 | +91 22 6663 5757, and Playback Code is 93634.

Transcript: Transcript of the Earnings call will be available on the Company's website: www.drreddys.com

About Dr. Reddy's: Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its businesses, Dr. Reddy's offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy's operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com


Dr. Reddy's Laboratories Ltd.
Dr.Reddy's
Hyderabad-34

S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants

THE SKYVIEW 10
18th Floor, "NORTH LOBBY"
Survey No. 83/1, Raidurgam
Hyderabad - 500 032, India
Tel : +91 40 6141 6000

Independent Auditor's Report on the Quarterly and Year to Date Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To
The Board of Directors of
Dr. Reddy's Laboratories Limited

Report on the audit of the Consolidated Financial Results

Opinion

We have audited the accompanying statement of quarterly and year to date consolidated financial results of Dr. Reddy's Laboratories Limited ("Holding Company"), its subsidiaries (the Holding Company and its subsidiaries together referred to as "the Group") and its joint ventures for the quarter and year ended March 31, 2022 ("Statement"), attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("Listing Regulations").

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i. includes the results of the following entities;

Subsidiaries

1 Aurigene Discovery Technologies Limited
2 Cheminor Investments Limited
3 Dr. Reddy's Bio-Sciences Limited
4 Dr. Reddy's Formulations Limited
5 Dr. Reddy's Farmaceutica Do Brasil Ltda.
6 Dr. Reddy's Laboratories SA
7 Idea2Enterprises (India) Private Limited
8 Imperial Credit Private Limited
9 Industrias Quimicas Falcon de Mexico, S.A.de C.V.
10 Svaas Wellness Limited (Formerly known as Regkinetics Services Limited)
11 Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
12 Aurigene Discovery Technologies Inc.(liquidated on 23 March 2022)
13 Aurigene Pharmaceutical Services Limited
14 beta Institut gemeinnützige GmbH
15 betapharm Arzneimittel GmbH
16 Chirotech Technology Limited
17 DRL Impex Limited
18 Dr. Reddy's Laboratories (Australia) Pty. Limited
19 Dr. Reddy's (Beijing) Pharmaceutical Co. Limited
20 Dr. Reddy's Laboratories B.V.
21 Dr. Reddy's Laboratories Canada, Inc.
22 Dr. Reddy's Laboratories Chile SPA.
23 Dr. Reddy's Laboratories (EU) Limited
24 Dr. Reddy's Laboratories Inc.
25 Dr. Reddy's Laboratories Japan KK
26 Dr. Reddy's Laboratories Kazakhstan LLP

S.R. BATLIBOI & ASSOCIATES LLP CHARTERED ACCOUNTANTS HYDERABAD

27	Dr. Reddy's Laboratories LLC, Ukraine
28	Dr. Reddy's Laboratories Louisiana LLC
29	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.
30	Dr. Reddy's Laboratories New York, LLC
31	Dr. Reddy's Laboratories Philippines Inc.
32	Dr. Reddy's Laboratories (Proprietary) Limited
33	Dr. Reddy's Laboratories Romania S.R.L.
34	Dr. Reddy's Laboratories SAS
35	Dr. Reddy's Laboratories Taiwan Limited
36	Dr. Reddy's Laboratories (Thailand) Limited
37	Dr. Reddy's Laboratories (UK) Limited
38	Dr. Reddy's New Zealand Limited
39	Dr. Reddy's (WUXI) Pharmaceutical Co. Ltd (liquidated on 13 December 2021)
40	Dr. Reddy's Research and Development B.V.
41	Dr. Reddy's Srl
42	Dr. Reddy's Venezuela, C.A.
43	Lacock Holdings Limited
44	Dr. Reddy's Laboratories LLC, Russia
45	DRS LLC
46	Promius Pharma LLC
47	Reddy Holding GmbH
48	Reddy Netherlands B.V.
49	Reddy Pharma Iberia SAU
50	Reddy Pharma Italia S.R.L
51	Reddy Pharma SAS
52	Nimbus Health GmbH (from 24 February 2022)

Joint ventures

1	DRES Energy Private Limited
2	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities

1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Research Foundation

ii. are presented in accordance with the requirements of the Listing Regulations in this regard; and

iii. gives a true and fair view in conformity with the applicable accounting standards, and other accounting principles generally accepted in India, of the consolidated net profit and other comprehensive loss and other financial information of the Group for the quarter and year ended March 31, 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs), as specified under Section 143(10) of the Companies Act, 2013, as amended ("the Act"). Our responsibilities under those Standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Results" section of our report. We are independent of the Group and its joint ventures in accordance with the 'Code of Ethics' issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence

S.R. BATLIBOI & ASSOCIATES LLP CHARTERED ACCOUNTANTS HYDERABAD

obtained by us and other auditors in terms of their reports referred to in "Other Matter" paragraph below, is sufficient and appropriate to provide a basis for our opinion.

Management's Responsibilities for the Consolidated Financial Results

The Statement has been prepared on the basis of the consolidated annual financial statements. The Holding Company's Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the net profit and other comprehensive income and other financial information of the Group including its joint ventures in accordance with the applicable accounting standards prescribed under section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the companies included in the Group and its joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and its joint ventures and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Statement by the Directors of the Holding Company, as aforesaid.

In preparing the Statement, the respective Board of Directors of the companies included in the Group and its joint ventures are responsible for assessing the ability of the Group and its joint ventures to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and its joint ventures are also responsible for overseeing the financial reporting process of the Group and its joint ventures.

Auditor's Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate

S.R. BATLIBOI & ASSOCIATES LLP CHARTERED ACCOUNTANTS HYDERABAD

internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and its joint ventures to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the entities within the Group of which we are the independent auditors and whose financial information we have audited, to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of the financial information of such entities included in the Statement of which we are the independent auditors. For the other entities included in the Statement, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities Exchange Board of India under Regulation 33 (8) of the Listing Regulations, to the extent applicable.

Other Matter

The accompanying Statement includes the audited financial results and other financial information, in respect of two subsidiaries, whose financial statements include total assets of Rs 27,526 million as at March 31, 2022, total revenues of Rs 8,589 million and Rs 29,238 million, total net profit after tax of Rs. 931 million and Rs. 2,532 million, total comprehensive income of Rs. 931 million and Rs. 2,532 million, for the quarter and the year ended on that date respectively, and net cash inflows of Rs. 416 million for the year ended March 31, 2022, as considered in the Statement which have been audited by their respective independent auditors.

The independent auditor's report on the financial statements and other financial information of these entities have been furnished to us by the Management and our opinion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the reports of such auditors.

S.R. BATLIBOI & ASSOCIATES LLP
CHARTERED ACCOUNTANTS
HYDERABAD

These subsidiaries are located outside India whose financial statements and other financial information have been prepared in accordance with the accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company's management has converted the financial statements of such subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Holding Company's management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and audited by us.

The Statement includes the results for the quarter ended March 31, 2022 being the balancing figures between the audited figures in respect of the full financial year ended March 31, 2022 and the published unaudited year-to-date figures up to the end of the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

S.R. BATLIBOI & ASSOCIATES LLP
CHARTERED ACCOUNTANTS
HYDERABAD

UDIN: 22213271AJFKTU8076

Place: Hyderabad
Date: May 19, 2022

Dr.Reddy's

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2022

All amounts in Indian Rupees millions

Sl. No.	Particulars	Quarter ended			Year ended	
		31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	**Revenue from operations**					
	a) Net sales/income from operations	50,684	51,031	46,083	205,144	184,202
	b) License fees and service income	3,684	2,166	1,201	9,247	5,520
	c) Other operating income	381	186	398	1,061	753
	Total revenue from operations	**54,749**	**53,383**	**47,682**	**215,452**	**190,475**
2	Other income	1,219	558	826	4,844	2,914
3	**Total income (1 + 2)**	**55,968**	**53,941**	**48,508**	**220,296**	**193,389**
4	**Expenses**					
	a) Cost of materials consumed	13,030	10,723	10,261	43,124	42,958
	b) Purchase of stock-in-trade	7,087	7,701	6,768	34,837	25,736
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,139)	(277)	(1,614)	(3,539)	(7,905)
	d) Employee benefits expense	9,726	9,563	8,930	38,858	36,299
	e) Depreciation and amortisation expense	2,930	2,942	3,088	11,652	12,288
	f) Impairment of non-current assets	7,419	47	15	9,304	6,768
	g) Finance costs	315	216	297	958	970
	h) Selling and other expenses	14,116	13,469	12,790	55,191	47,920
	Total expenses	**53,484**	**44,384**	**40,535**	**190,385**	**165,034**
5	**Profit before tax and before share of equity accounted investees(3 - 4)**	**2,484**	**9,557**	**7,973**	**29,911**	**28,355**
6	**Share of profit of equity accounted investees, net of tax**	105	185	179	703	480
7	**Profit before tax (5+6)**	**2,589**	**9,742**	**8,152**	**30,614**	**28,835**
8	**Tax expense/(benefit):**					
	a) Current tax	6,064	1,914	1,380	11,013	8,172
	b) Deferred tax	(4,445)	735	1,199	(2,224)	1,147
9	**Net profit after taxes and share of profit of associates (7 - 8)**	**970**	**7,093**	**5,573**	**21,825**	**19,516**
10	**Other comprehensive income**					
	a) (i) Items that will not be reclassified subsequently to profit or loss	(981)	(1,243)	1,042	(3,568)	4,026
	(ii) Income tax relating to items that will not be reclassified to profit or loss	12	-	(220)	305	(220)
	b) (i) Items that will be reclassified subsequently to profit or loss	796	62	(6)	653	1,913
	(ii) Income tax relating to items that will be reclassified to profit or loss	(327)	(57)	(24)	(288)	(319)
	Total other comprehensive income	**(500)**	**(1,238)**	**792**	**(2,898)**	**5,400**
11	**Total comprehensive income (9 + 10)**	**470**	**5,855**	**6,365**	**18,927**	**24,916**
12	Paid-up equity share capital (face value Rs. 5/- each)	832	832	832	832	832
13	Other equity				191,292	175,585
14	**Earnings per equity share (face value Rs. 5/- each)**					
	Basic	5.84	42.75	33.61	131.57	117.67
	Diluted	5.83	42.65	33.51	131.21	117.34
		(Not annualised)	*(Not annualised)*	*(Not annualised)*		

See accompanying notes to the financial results

Dr. Reddy's Laboratories Ltd. Hyderabad

FOR IDENTIFICATION PURPOSES ONLY S.R. Batliboi & Associates LLP Chartered Accountants HYDERABAD

Segment information

All amounts in Indian Rupees millions

Sl. No.	Particulars	Quarter ended			Year ended	
		31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:					
1	**Segment revenue :**					
	a) Pharmaceutical Services and Active Ingredients	9,316	9,016	9,923	37,499	39,284
	b) Global Generics	46,359	44,565	39,007	179,647	154,759
	c) Proprietary Products	267	129	243	1,687	523
	d) Others	506	1,289	390	2,874	2,814
	Total	**56,448**	**54,999**	**49,563**	**221,707**	**197,380**
	Less: Inter-segment revenue	1,699	1,616	1,881	6,255	6,905
	Total revenue from operations	**54,749**	**53,383**	**47,682**	**215,452**	**190,475**
2	**Segment results:**					
	Gross profit from each segment					
	a) Pharmaceutical Services and Active Ingredients	1,390	1,641	2,517	6,834	9,444
	b) Global Generics	26,830	25,732	22,446	103,270	91,111
	c) Proprietary Products	183	129	238	1,589	482
	d) Others	343	1,114	178	2,160	2,058
	Total	**28,746**	**28,616**	**25,379**	**113,853**	**103,095**
	Less: Selling and other un-allocable expenditure/(income), net	26,157	18,874	17,227	83,239	74,260
	Total profit before tax	**2,589**	**9,742**	**8,152**	**30,614**	**28,835**

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1 These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2 License fee and service income for the quarter and year ended 31 March 2022 includes:
a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company's anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;
b) Rs. 390 million towards the sale of two of the Company's Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited.
The aforesaid transactions pertain to Company's Global Generics Segment.

3 During the quarter and year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company's Global Generics and Proprietary Products segments. The changes include, decrease in the market potential of products, and increased competition leading to lower volumes and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 9,304 million on various non-current assets. The said impairment loss includes:
a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) intangible assets under development;
b) Rs. 2,955 million pertaining to Shreveport Cash Generating Unit ("CGU") comprising of Property, plant and equipment and Goodwill;
c) Rs. 174 million relating to other intangible assets.

4 On 3 February 2022, the Company entered into an agreement with Nimbus Health GmbH to acquire 100% of its share capital along with the existing employees for an upfront payment of Rs. 421 million (EUR 5 million) plus performance and milestone-based earn-outs over the next four years. As at 31 March 2022 the Company, on a provisional basis, recognised Rs. 161 million and Rs. 260 million towards the fair value of assets acquired and goodwill, respectively. The acquisition pertains to the Company's Global Generic segment.

5 Included in "Selling and other expenses" for the quarter ended 31 March 2022, an amount of Rs. 983 million representing the probable outflow with respect to an ongoing Civil Investigative Demand ("CID") matter with the State of Texas.

6 During the quarter and year ended 31 March 2022, pursuant to a change in the U.S. Income tax regulations relating to the timing of recognition of certain sales based accruals, the Company recognised current tax liability of Rs. 4,602 million with a corresponding increase in the deferred tax asset.

7 On 5 April 2022 the Company received approval from the Honorable National Company Law Tribunal, Hyderabad Bench ("NCLT") for the merger of Dr. Reddy's Holding Limited into Dr. Reddy's Laboratories Limited. Subsequently, the Company has filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 ('Effective Date').

8 In September 2021, the Company completed the sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. An amount of Rs. 1,084 million is included under the head "License fee and service income" and this pertains to the Company's Proprietary Products segment.

9 Included in "Other income" for the quarter ended 30 September 2021, is Rs.1,064 million representing the profit on sale of intangible asset, E7777 (anti-cancer agent) to Citius Pharmaceuticals, Inc. This transaction pertains to the Company's Proprietary Products segment.

10 On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,401 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. As the Company was carrying only Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation, an additional expense of Rs. 1,930 million (U.S.$ 26.25 million) [Rs. 1,838 million (U.S.$ 25 million) as "Impairment of non-current assets" and Rs. 92 million (U.S.$ 1.25 million) as "selling and other expenses"] was recognised during the quarter ended 30 June 2021. The said expense forms part of the Company's Proprietary Products segment.

11 During the year ended 31 March 2021, there were significant changes to the market conditions for certain of the products forming part of Company's Global Generics and Proprietary Products segments. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:
- Rs. 3,180 million relating to ethinyl estradiol / ethenogestral vaginal ring (a generic equivalent to NuvaRing®);
- Rs. 1,587 million relating to saxagliptin and metformin (generic version of Kombiglyze-XR) and phentermine and topiramate (generic version of Qsymia®);
- Rs. 1,471 million relating to Xeglyze®;
- Rs. 484 million relating to other intangible assets.

Further, an amount of Rs. 46 million has been recognised as impairment of property, plant and equipment.

12 **Consolidated Balance Sheet** All amounts in Indian Rupees millions

Particulars	As at 31.03.2022 (Audited)	As at 31.03.2021 (Audited)
ASSETS		
Non-current assets		
Property, plant and equipment	48,869	47,322
Capital work-in-progress	12,796	9,539
Goodwill	5,473	5,599
Other intangible assets	26,873	29,136
Intangible assets under development	138	6,112
Investment in equity accounted investees	4,318	3,375
Financial assets		
Investments	1,668	4,958
Trade receivables	54	118
Other financial assets	2,773	768
Deferred tax assets, net	12,770	10,686
Tax assets, net	3,285	2,745
Other non-current assets	629	307
Total non-current assets	**119,646**	**120,665**
Current assets		
Inventories	50,884	45,412
Financial assets		
Investments	20,173	13,785
Trade receivables	66,764	49,641
Derivative financial instruments	1,906	1,218
Cash and cash equivalents	14,852	14,829
Other bank balances	9,340	5,959
Other financial assets	1,574	1,858
Other current assets	12,330	12,650
Total current assets before assets held for sale	**177,823**	**145,352**
Assets held for sale	-	151
Total current assets	**177,823**	**145,503**
TOTAL ASSETS	**297,469**	**266,168**
EQUITY AND LIABILITIES		
Equity		
Equity share capital	832	832
Other equity	191,292	175,585
Total equity	**192,124**	**176,417**
Liabilities		
Non-current liabilities		
Financial liabilities		
Borrowings	3,800	3,800
Lease liabilities	1,946	2,499
Provisions	258	508
Deferred tax liabilities, net	14	289
Other non-current liabilities	1,669	1,617
Total non-current liabilities	**7,687**	**8,713**
Current liabilities		
Financial liabilities		
Borrowings	27,082	23,145
Lease liabilities	1,017	864
Trade payables		
Total outstanding dues of micro enterprises and small enterprises	125	158
Total outstanding dues of creditors other than micro enterprises and small enterprises	22,537	17,951
Derivative financial instruments	479	326
Other financial liabilities	24,832	23,417
Liabilities for current tax, net	5,442	1,388
Provisions	5,866	5,015
Other current liabilities	10,278	8,774
Total current liabilities	**97,658**	**81,038**
TOTAL EQUITY AND LIABILITIES	**297,469**	**266,168**

Dr. Reddy's Laboratories Ltd. Hyderabad

FOR IDENTIFICATION PURPOSES ONLY S.R. Batliboi & Associates LLP Chartered Accountants HYDERABAD

13 **Consolidated statement of cashflows**

All amounts in Indian Rupees millions

Particulars	Year ended 31.03.2022 (Audited)	Year ended 31.03.2021 (Audited)
Cash flows from/(used in) operating activities :		
Profit before tax	**30,614**	**28,835**
Adjustments for:		
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(277)	(557)
Depreciation and amortisation expense	11,652	12,288
Impairment of non-current assets	9,304	6,768
Allowance for credit losses (on trade receivables and other advances)	70	230
(Profit)/Loss on sale/disposal of property, plant and equipment and other intangible assets, net	(1,119)	42
Share of profit of equity accounted investees	(703)	(480)
Foreign exchange (gain)/loss, net	(758)	1,853
Interest income	(965)	(826)
Finance costs	958	970
Equity settled share-based payment expense	592	584
Dividend income	-	-*
Changes in operating assets and liabilities:		
Trade and other receivables	(17,012)	2,081
Inventories	(5,328)	(9,881)
Trade and other payables	4,412	2,861
Other assets and other liabilities, net	4,105	(3,349)
Cash generated from operations	**35,545**	**41,419**
Income tax paid, net	(7,437)	(5,716)
Net cash from operating activities	**28,108**	**35,703**
Cash flows from/(used in) investing activities :		
Expenditures on property, plant and equipment	(14,660)	(9,741)
Proceeds from sale of property, plant and equipment	370	85
Expenditures on other intangible assets	(4,389)	(2,820)
Proceeds from sale of other intangible assets	2,946	-
Payment for acquisition of business, net of cash acquired[1]	(326)	(15,514)
Purchase of other investments	(88,972)	(75,418)
Proceeds from sale of other investments	77,771	79,528
Interest received	873	1,220
Net cash used in investing activities	**(26,387)**	**(22,660)**
Cash flows from/(used in) financing activities :		
Proceeds from issuance of equity shares (including treasury shares)	334	269
Purchase of treasury shares	-	(1,193)
Proceeds from short-term borrowings, net	3,520	6,791
Proceeds from long term borrowings	-	3,800
Repayment of long-term loans and borrowings	-	(3,743)
Payment of principal portion of lease liabilities	(785)	(754)
Dividend paid	(4,146)	(4,147)
Interest paid	(1,345)	(1,321)
Net cash used in financing activities	**(2,422)**	**(298)**
Net (decrease)/increase in cash and cash equivalents	**(701)**	**12,745**
Effect of exchange rate changes on cash and cash equivalents	733	113
Cash and cash equivalents at the beginning of the period[2]	14,820	1,962
Cash and cash equivalents at the end of the period[3]	**14,852**	**14,820**

**Rounded off to million.*

***FVTPL (fair value through profit or loss)*

[1] Cash and cash equivalents acquired under business combination Rs.11 million and Rs. Nil for the periods ended 31 March 2022 and 31 March 2021, respectively.

[2] Adjusted for bank-overdraft of Rs. 9 million and Rs. 91 million for the periods ended 31 March 2022 and 31 March 2021, respectively.

[3] Adjusted for bank-overdraft of Rs. Nil and Rs. 9 million for the periods ended 31 March 2022 and 31 March 2021, respectively.

14 Tax expense for the year ended 31 March 2021 includes the following:

- Rs. 1,012 million of benefit, in the quarter ended 30 September 2020, on account of recognition of deferred tax asset consequent to a planned restructuring activity between the Group companies; and
- Rs. 627 million of expense, in the quarter ended 31 March 2021, on account of de recognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

15 The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company's Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company shared the report with respect to one country with the SEC/DOJ during the quarter ended 30 September 2021, and certain other countries in the quarter ended 31 March 2022, and subsequent to the year end. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

Dr. Reddy's Laboratories Ltd. Hyderabad

FOR IDENTIFICATION PURPOSES ONLY S.R. Batliboi & Associates LLP Chartered Accountants HYDERABAD

16 India's Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

17 The Company considered the uncertainties relating to the COVID-19 pandemic and the geopolitical situation in Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.
The Company will continue to closely monitor any material changes to future economic conditions.

18 The audited results were reviewed by the Audit Committee of the Board at their meeting held on 18 May 2022 and approved by the Board of Directors of the Company at their meeting held on 19 May 2022.

19 The Board of Directors, at their meeting held on 19 May 2022, have recommended a final dividend of Rs.30 per share subject to approval of shareholders.

20 The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

21 The results for the quarter and year ended 31 March 2022 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

G V Prasad
Co-Chairman & Managing Director

Place: Hyderabad
Date: 19 May 2022

S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants

THE SKYVIEW 10
18th Floor, "NORTH LOBBY"
Survey No. 83/1, Raidurgam
Hyderabad - 500 032, India
Tel : +91 40 6141 6000

Independent Auditor's Report on the Quarterly and Year to Date Audited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To
The Board of Directors of
Dr. Reddy's Laboratories Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying statement of quarterly and year to date standalone financial results of Dr. Reddy's Laboratories Limited (the "Company") for the quarter and year ended March 31, 2022 ("Statement"), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the "Listing Regulations").

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i. is presented in accordance with the requirements of the Listing Regulations in this regard; and
ii. gives a true and fair view in conformity with the applicable accounting standards and other accounting principles generally accepted in India, of the net profit and other comprehensive income and other financial information of the Company for the quarter and year ended March 31, 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Companies Act, 2013, as amended ("the Act"). Our responsibilities under those Standards are further described in the "Auditor's Responsibilities for the Audit of the Standalone Financial Results" section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our opinion.

Management's Responsibilities for the Standalone Financial Results

The Statement has been prepared on the basis of the standalone annual financial statements. The Board of Directors of the Company are responsible for the preparation and presentation of the Statement that gives a true and fair view of the net profit and other comprehensive income of the Company and other financial information in accordance with the applicable accounting standards prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate

S.R. BATLIBOI & ASSOCIATES LLP
CHARTERED ACCOUNTANTS
HYDERABAD

internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Statement, the Board of Directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

S.R. BATLIBOI & ASSOCIATES LLP
CHARTERED ACCOUNTANTS
HYDERABAD

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matter

The Statement includes the results for the quarter ended March 31, 2022 being the balancing figure between the audited figures in respect of the full financial year ended March 31, 2022 and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

S.R. BATLIBOI & ASSOCIATES LLP CHARTERED ACCOUNTANTS HYDERABAD

UDIN: 22213271AJFKTD1221

Place: Hyderabad
Date: May 19, 2022

Dr. Reddy's

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2022

All amounts in Indian Rupees millions

Sl. No.	Particulars	Quarter ended			Year ended	
		31.03.2022 (Audited)	31.12.2021 (Unaudited)	31.03.2021 (Audited)	31.03.2022 (Audited)	31.03.2021 (Audited)
1	**Revenue from operations**					
	a) Net sales / income from operations	33,829	34,303	32,779	138,864	132,094
	b) License fees and service income	2,490	335	356	4,289	720
	c) Other operating income	368	158	372	899	677
	Total revenue from operations	**36,687**	**34,796**	**33,507**	**144,052**	**133,491**
2	Other income	1,147	630	816	4,820	8,011
	Total income (1 + 2)	**37,834**	**35,426**	**34,323**	**148,872**	**141,502**
3	**Expenses**					
	a) Cost of materials consumed	10,149	8,196	8,163	33,784	32,663
	b) Purchase of stock-in-trade	3,354	4,420	3,266	20,571	12,523
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(557)	(566)	208	(3,896)	(3,956)
	d) Employee benefits expense	6,089	6,040	5,456	24,346	22,701
	e) Depreciation and amortisation expense	2,052	2,054	2,107	8,143	8,350
	f) Impairment of non current assets	98	-	-	98	150
	g) Finance costs	127	77	169	380	467
	h) Selling and other expenses	10,855	10,566	10,385	43,208	38,042
	Total expenses	**32,167**	**30,787**	**29,754**	**126,634**	**110,940**
4	**Profit before tax (1 + 2 - 3)**	**5,667**	**4,639**	**4,569**	**22,238**	**30,562**
5	**Tax expense**					
	a) Current tax	974	812	788	3,926	5,401
	b) Deferred tax	496	416	666	2,080	3,297
6	**Net profit for the period / year (4 - 5)**	**4,197**	**3,411**	**3,115**	**16,232**	**21,864**
7	**Other comprehensive income**					
	a) (i) Items that will not be reclassified to profit or loss	(47)	-	(174)	(45)	(169)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	17	-	62	17	62
	b) (i) Items that will be reclassified to profit or loss	955	201	78	832	994
	(ii) Income tax relating to items that will be reclassified to profit or loss	(335)	(69)	(28)	(291)	(346)
	Total other comprehensive income	**590**	**132**	**(62)**	**513**	**541**
8	**Total comprehensive income (6 + 7)**	**4,787**	**3,543**	**3,053**	**16,745**	**22,405**
9	Paid-up equity share capital (face value Rs. 5/- each)	832	832	832	832	832
10	Other equity				182,530	169,005
11	**Earnings per equity share (face value Rs. 5/- each)**					
	Basic	25.29	20.55	18.78	97.85	131.84
	Diluted	25.24	20.51	18.73	97.58	131.46
		(Not annualised)	*(Not annualised)*	*(Not annualised)*		

See accompanying notes to the financial results.

Dr. Reddy's Laboratories Ltd. Hyderabad

FOR IDENTIFICATION PURPOSES ONLY S.R. Batliboi & Associates LLP Chartered Accountants HYDERABAD

Dr.Reddy's

DR. REDDY'S LABORATORIES LIMITED

Segment information

All amounts in Indian Rupees millions

Sl. No.	Particulars	Quarter ended			Year ended	
		31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results					
1	**Segment revenue**					
	a) Pharmaceutical Services and Active Ingredients	7,932	7,305	8,993	31,718	33,458
	b) Global Generics	30,255	28,997	26,144	116,999	106,467
	c) Proprietary Products	199	110	251	1,590	471
	Total	**38,386**	**36,412**	**35,388**	**150,307**	**140,396**
	Less: Inter-segment revenue	1,699	1,616	1,881	6,255	6,905
	Total revenue from operations	**36,687**	**34,796**	**33,507**	**144,052**	**133,491**
2	**Segment results**					
	Profit / (loss) before tax and interest from each segment					
	a) Pharmaceutical Services and Active Ingredients	(322)	(226)	1,227	384	7,486
	b) Global Generics	5,944	5,312	3,565	21,871	23,928
	c) Proprietary Products	129	36	44	1,160	(631)
	Total	**5,751**	**5,122**	**4,836**	**23,415**	**30,783**
	Less: (i) Finance costs	127	77	169	380	467
	(ii) Other un-allocable expenditure / (income), net	(43)	406	98	797	(246)
	Total profit before tax	**5,667**	**4,639**	**4,569**	**22,238**	**30,562**

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1 These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2 License fee and service income for the quarter and year ended 31 March 2022 includes:
a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company's anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;
b) Rs. 390 million towards the sale of two of the Company's Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited.
The aforesaid transactions pertain to Company's Global Generics Segment.

3 In September 2021, the Company completed the sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc, for an amount of Rs. 1,084 million is included under the head "License fee and service income" and this pertains to the Company's Proprietary Products segment.

4 On 5 April 2022 the Company received approval from the Honorable National Company Law Tribunal, Hyderabad Bench ("NCLT") for the merger of Dr. Reddy's Holding Limited into Dr. Reddy's Laboratories Limited. Subsequently, the Company has filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 ('Effective Date').

5 "Other income" for the year ended 31 March 2021, includes Rs. 4,772 million received from Aurigene Pharmaceutical Services limited (APSL) during the quarter ended 30 June 2020, pursuant to sale of the contract development and manufacturing organisation (CDMO) division of the Custom Pharmaceutical Services (CPS) business of the Company.

6 The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company's Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company shared the report with respect to one country with the SEC/DOJ during the quarter ended 30 September 2021, and certain other countries in the quarter ended 31 March 2022, and subsequent to the year end. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

7 India's Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

Dr.Reddy's

DR. REDDY'S LABORATORIES LIMITED

8 The Company considered the uncertainties relating to the COVID-19 pandemic and the geopolitical situation in Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.
The Company will continue to closely monitor any material changes to future economic conditions.

9 **Balance sheet**

All amounts in Indian Rupees millions

Particulars	As at 31.03.2022 (Audited)	As at 31.03.2021 (Audited)
ASSETS		
Non-current assets		
Property, plant and equipment	40,240	35,792
Capital work-in-progress	11,864	8,771
Goodwill	853	853
Other intangible assets	20,412	21,798
Intangible assets under development	139	237
Financial assets		
Investments	30,243	33,922
Trade receivables	54	118
Loans	12	12
Other financial assets	2,514	492
Deferred tax assets, net	194	2,548
Tax assets, net	3,115	2,151
Other non-current assets	480	160
Total non-current assets	**110,120**	**106,854**
Current assets		
Inventories	33,478	28,197
Financial assets		
Investments	19,124	12,570
Trade receivables	49,454	40,800
Derivative financial instruments	1,903	915
Cash and cash equivalents	11,595	13,063
Other bank balances	8,710	3,402
Other financial assets	565	529
Other current assets	9,981	9,966
Total current assets before assets held for sale	**134,810**	**109,442**
Assets held for sale	26	-
Total current assets	**134,836**	**109,442**
TOTAL ASSETS	**244,956**	**216,296**
EQUITY AND LIABILITIES		
Equity		
Equity share capital	832	832
Other equity	182,530	169,005
Total Equity	**183,362**	**169,837**
Liabilities		
Non-current liabilities		
Financial liabilities		
Lease liabilities	197	177
Provisions	104	251
Other non-current liabilities	842	428
Total non-current liabilities	**1,143**	**856**
Current liabilities		
Financial liabilities		
Borrowings	21,711	11,809
Lease liabilities	146	159
Trade payables		
Total outstanding dues of micro enterprises and small enterprises	120	152
Total outstanding dues of creditors other than micro enterprises and small enterprises	16,542	13,212
Derivative financial instruments	472	306
Other financial liabilities	12,153	12,010
Provisions	3,222	2,987
Other current liabilities	6,085	4,968
Total current liabilities	**60,451**	**45,603**
TOTAL EQUITY AND LIABILITIES	**244,956**	**216,296**

Dr. Reddy's Laboratories Ltd. Hyderabad

FOR IDENTIFICATION PURPOSES ONLY S.R. Batliboi & Associates LLP Chartered Accountants HYDERABAD

10 **Statement of cashflows**

All amounts in Indian Rupees millions

Particulars	Year ended 31.03.2022 (Audited)	Year ended 31.03.2021 (Audited)
Cash flows from/(used in) operating activities		
Profit before taxation	**22,238**	**30,562**
Adjustments for:		
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(233)	(510)
Depreciation and amortisation expense	8,143	8,350
Impairment of non-current assets	98	150
Allowance for credit losses (on trade receivables and other advances)	65	69
Loss/(Profit) on sale/disposal of property , plant and equipment and other intangible assets, net	78	(4,711)
Foreign exchange loss / (gain), net	(1,623)	(443)
Interest income	(1,669)	(1,223)
Finance costs	380	467
Equity settled share-based payment expense	592	584
Dividend income	-	-*
Changes in operating assets and liabilities:		
Trade receivables	(8,655)	7,137
Inventories	(5,281)	(5,827)
Trade payables	3,298	2,680
Other assets and other liabilities, net	844	2,337
Cash generated from operations	**18,275**	**39,622**
Income taxes paid, net	(4,888)	(4,480)
Net cash generated from operating activities	**13,387**	**35,142**
Cash flows from/(used in) investing activities		
Expenditures on property, plant and equipment	(13,113)	(8,575)
Proceeds from sale of property, plant and equipment	94	4,900
Expenditures on other intangible assets	(543)	(2,364)
Payment for acquisition of business	-	(15,514)
Proceeds from redemption of preference shares	16,878	-
Purchase of investments	(91,118)	(69,520)
Proceeds from sale of investments	65,848	74,861
Dividends received	-	-*
Interest income received	1,574	1,632
Net cash used in investing activities	**(20,380)**	**(14,580)**
Cash flows from/(used in) financing activities		
Proceeds from issuance of equity shares (including treasury shares)	334	269
Proceeds from short-term loans and borrowings, net	9,683	1,527
Repayment of long-term loans and borrowings	-	(3,743)
Payment of principal portion of lease liabilities	(172)	(38)
Dividend paid	(4,146)	(4,147)
Purchases of treasury shares	-	(1,193)
Interest paid	(644)	(618)
Net cash from/(used in) financing activities	**5,055**	**(7,943)**
Net increase / (decrease) in cash and cash equivalents	**(1,938)**	**12,619**
Effect of exchange rate changes on cash and cash equivalents	479	44
Cash and cash equivalents at the beginning of the year [1]	13,054	391
Cash and cash equivalents at the end of the year[2]	**11,595**	**13,054**

**Rounded off to million.*

***FVTPL (fair value through profit or loss)*

[1] Adjusted for bank overdraft of Rs.9 million and Rs. 1 million for the years ended 31 March 2022 and year ended 31 March 2021 respectively.

[2] Adjusted for bank overdraft of Rs. Nil and Rs. 9 million for the years ended 31 March 2022 and year ended 31 March 2021 respectively.

11 The audited results were reviewed by the Audit Committee of the Board on 18 May 2022 and approved by the Board of Directors of the Company at their meeting held on 19 May 2022.

12 The Board of Directors, at their meeting held on 19 May 2022, have recommended a final dividend of Rs. 30 per share subject to the approval of shareholders.

13 The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

14 The results for the quarter and year ended 31 March 2022 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

G V Prasad
Co-Chairman & Managing Director

Place: Hyderabad
Date: 19 May 2022

Dr. Reddy's Laboratories Ltd Hyderabad

FOR IDENTIFICATION PURPOSES ONLY S.R. Batliboi & Associates LLP Chartered Accountants HYDERABAD